Exhibit 99.1
 ASX:ELV • NASDAQ:ELVR  Elevra Lithium  Carolina Lithium   Town Hall  19 FEBRUARY 2026

  Introductions   Project Overview and Current Status on Carolina Lithium   Update and explanation of our Air Permitting submission   Community Questions + Discussion   ELEVRA LITHIUM  2  Tonight’s Discussion   Sharing information, providing updates, and answering your questions

 ELEVRA LITHIUM  3  Senior resources sector professional who has lead resources organizations at the Chief Executive Officer level and held executive and non-executive director roles in both listed and unlisted entities. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewables energy sector, he is well versed in global resource trends and growth markets.  Lucas Dow, Managing Director & CEO  Chemical Engineer with over 20 years experience leading Environment, Health and Safety, with the last decade in the Lithium mining industry encompassing Sustainability and Risk. Since joining Elevra in October 2021, integral in obtaining permits to date and supporting efforts to understand community concerns to ensure project is developed to protect community and the environment.  Monique Parker, Chief Sustainability Officer  Since joining Elevra in August 2020, leads community, local government and public-sector engagement, with strong focus on building trusted partnerships at the county and municipal level.   Spent more than a decade with the Gaston County Economic Development Commission; worked directly with local governments, businesses and residents to support industry in the county and state.   Malissa Gordon, VP, Government Affairs, US  Christian Cortes  Chief Financial  Officer  Dylan Roberts   General Counsel & Company Secretary  Sylvain Collard President Canada & Group COO  Andrew Barber   Chief Development   & Investor Relations Officer  Sandra Tremblay   Chief People Officer  Management Team  Today’s Presenters

Introducing Elevra Lithium

North America's Leading Hard-Rock Lithium Producer


Moblan
Stage: Studies
Ownership: 60%
North American Lithium
Stage: Production
Ownership: 100%
Authier
Stage: Studies
Ownership: 100%
Carolina Lithium
Stage: Studies
Ownership: 100%
Ewoyaa
Stage: Studies
Ownership: 22.5%

Corporate Overview

Providing a secure and reliable supply of lithium to power the future

Established Producer

Operator of North American Lithium in Québec, the largest hard-rock lithium operation in North America.

Commissioned North American Lithium in 2023 and produced ~200,000 tons of spodumene concentrate in 2025.

Experienced Team

Management team with decades of experience across global mining operations and project development.

Track record of optimizing and stabilizing operations throughout the lithium price trough.

Strategic Backing

Partner and supplier to leading industry participants, including Tesla and LG Chem.

Aligned with U.S. government policies to build a secure domestic critical mineral supply chain.

Responsible Operator

Operating under Québec's rigorous environmental and regulatory framework.

Committed to partnering with community to align priorities with project planning and long-term operations.

ELEVRA LITHIUM
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Projects

Unique set of development options combined with an operating asset

North American Lithium
(100%)



Leading North American open pit mining operator with nameplate capacity of 220kt of spodumene concentrate (30kt LCE per annum)

- Brownfield expansion scoping study completed with strong economics
- 25+ year life of mine
- Indicated and Inferred Mineral Resource of 95Mt @ 1.15% Li_2O
- Nearly all of NAL is powered by clean and green hydroelectricity

Ewoyaa
(22.5%)[1]



Low-cost lithium project targeting 365kt of high-grade, coarse-grained spodumene concentrate per annum

- Elevra has an offtake agreement with Atlantic Lithium for 50% of spodumene concentrate production at market prices on a life-of-mine basis[2]
- Elevra additionally exercised option to acquire 22.5% interest in Ewoyaa, having funded the Definitive Feasibility Study to completion

Moblan
(60%)



High-grade, long-life project located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition
- 20+ year life of mine
- Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% Li_2O
- Strategically located at the southern most portion of the James Bay region of Quebec

Carolina
(100%)



Fully-integrated, strategically located U.S. asset to potentially produce battery-grade lithium at up to 60kt per annum at full production

- Received finalized mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

1. *Elevra has a 22.5% interest in the Ewoyaa Project and can earn a 50% interest prior to potential dilution.*
2. *See Piedmont Lithium's ASX announcement dated 18 August 2023.*

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Lithium Applications

Lithium demand is not limited to passenger EVs; lithium has a diverse set of applications across a variety of end markets

National Security

Developing a domestic supply chain is imperative for national security



Drones



Energy Storage



Robotics

Transportation

Electrification is critical to compete as the sector evolves prime

Commercial Vehicles



Semi Trucks


BATTERY ELECTRIC

Buses

Industrial & Other Uses

Industrial demand will continue to grow as the economy expands


ABRO
HEAVY-DUTY
#2
LITHIUM GREASE
PROTECTS AGAINST RUST & CORROSION

Lubricants / Grease



Metallurgy



Glass & Ceramics

Immediate Measures to Increase American Mineral Production

Executive Order - March 20, 2025

Section 1. Purpose. The Unites States possesses vast **mineral resources that can create jobs, fuel prosperity, and significantly reduce our reliance on foreign nations.** Transportation, infrastructure, defense capabilities, and the next generation of technology rely upon a secure, predictable, and affordable supply of minerals. The United States was once the world's largest producer of lucrative minerals, but overbearing Federal regulation has eroded our Nation's mineral production. **Our national and economic security are now acutely threatened by our reliance upon hostile foreign powers' mineral production.** It is imperative for our national security that the United States take immediate action to facilitate domestic mineral production to the maximum possible extent.

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 Uplift in Demand with Strong Outlook into 2030  Elevra is well positioned to take advantage of forecast demand growth through its unique suite of development projects  ELEVRA LITHIUM  7  Global Lithium Demand  Mt LCE  North American Lithium Balance  Mt LCE  Source: Benchmark Mineral Intelligence Q4 2025 Lithium Forecast Model

 Carolina  Lithium

 ELEVRA LITHIUM  9  Carolina Lithium  Located in the cradle of the US lithium industry  Fully-integrated, strategically located U.S. asset with the potential to produce up to 60kt per annum of battery-grade lithium.  Fully integrated mine-to-chemical production  Designed as an integrated operation, combining hard-rock lithium mining with an on-site conversion facility to produce battery-grade lithium.  Vertical integration reduces reliance on third-party supply or processing and keeps value-added processing local.  Proven geology and processing route  One of only two advanced spodumene projects within the United States and the only project with a Definitive Feasibility Study.  Mining, concentration, and conversion plans rely on conventional and established processes used at global lithium operations.  Strategic location within the United States  Located in North Carolina, close to existing infrastructure, skilled labor, end customers and historical hard-rock lithium operations.  Domestic location enhances supply chain security and aligns with U.S. policy to onshore critical mineral supply.

 ELEVRA LITHIUM  10  Timeline  Project Development Milestones – a structured and disciplined approach  Permitting  Partnering  Funding  Rezoning  Construction  Permitting  State Mining Permit  Water Permit  Air Permit application is currently under review by NCDAQ  Partnering  Technical operator for downstream chemical processing   Funding  U.S. Government signals support for domestic lithium mining and refining  Expanding funding programs to reduce reliance on foreign sources (mainly China)  Rezoning  Rezoning application dependent on potential partnerships, funding strategy  One shot opportunity – when the time is right   Construction  Description of Construction  Commentary on status, prerequisites and approach

 Carolina Lithium Update   Progress Continues while our Commitments remain unchanged   ELEVRA LITHIUM  11  Expanded funding strategy, including evaluation of U.S. government support  State Mine Permit/General Stormwater Permits received  Evaluating strategic partners and project finance options  Existing Operating Lithium Producer/demonstrated successful mining operations  Project timeline refined based on permitting and development progress - doing it right, not fast  Project Progress  Commitment to domestic lithium production in Gaston County  No change to site location or project footprint  Domestic location enhances supply chain security/aligns with U.S. policy to onshore critical minerals supply  Strong environmental protections and monitoring  Same regulatory agencies and permitting oversight  Continued commitment to safety, transparency, and community partnership  Core Commitments Remain Unchanged

 ELEVRA LITHIUM  12  Funding engineering study and construction of municipal waterline extension   Establish a program to connect local neighbors to the waterline extension   Operations will follow strict water quality standards with continuous monitoring under permitting   Water use + discharge carefully managed under environmental permits; ongoing testing to protect groundwater, stream, nearby wells  Water Protection - Responsible Operations   Well Impacts: Operations committed to transparency, regular monitoring and working with individuals/community to safeguard well impact/quality   Air Quality Management: Dust and emissions actively controlled and monitored   Blasting & Noise Management: carefully planned; conducted in accordance w/ strict standards and monitoring   Mining Activities - Safety + Accountability   Transparency + Accountability + Partnership   Protecting the health, safety, and quality of life of our neighbors – core priority   Committed to open dialogue, advance notice of activities and ongoing engagement w/ community and leadership   Community Commitment  Operating safely, transparently and responsibly

 ASX:ELV • NASDAQ:ELVR  Q&A Session   Carolina Lithium Project

 Has the company sold or purchased any additional local assets, such as land or buildings?   Our focus remains within the existing permitted mine area. We are evaluating management of other land we own locally.   How is Elevra Lithium, other than a logo change, any different from Piedmont Lithium?   There have been no physical changes to the Carolina Lithium project site. Elevra Lithium, by way of Sayona Mining, gained operational experience from North American Lithium, the largest hard rock lithium mine in North America. Elevra is a much larger, stronger company (improved balance sheet).  It seems there has been a decline in community sponsorship since the transition from Piedmont to Elevra. Does Elevra plan to continue spending money in the community?   Yes. Elevra remains committed to supporting local communities. As a larger global company, we now support multiple communities, with investment aligned to project timing and community needs.   Once permitting has been completed, what other goalposts would the company have to reach to begin work on the Carolina Lithium site?  Construction would only begin after all approvals are complete – including county rezoning, securing necessary financing, and establishing operators who would support the chemical processing portion of the project.   There are concerns in the community that the company is only focused on promoting the stock rather than actually developing a mine, is that true?   Holding this townhall and keeping the community actively involved in our project shows that we are focused on developing the Carolina Lithium project which will be difficult without community support. Holding a townhall does little to help the stock but we hope that it is a meaningful step in fostering community engagement with the company. We ultimately expect that our share price performs well, but the only way for that to happen is for the company to succeed operationally.   ELEVRA LITHIUM  14  Questions from the Community    Providing Clarity and Transparency on Key Topics

 Will blasting, noise, dust and vibrations from the mine disrupt my life and force me to stay indoors?   No. Modern blasting techniques are highly controlled and designed to minimize noise, dust, and vibrations. Dust will be managed using enclosed conveyor systems, and advanced dust suppression methods. Blasts are precisely engineered to target specific rock areas, lasts only a few seconds, and are designed to reduce vibration effects using Z-curve, the recommended limit – often well below regulatory limits established by the United State Bureau of Mines and the State of North Carolina. Blasting will follow strict regulations, occur only during permitted daytime hours, and typically happen once or twice a day. We intend to communicate with nearby residents about blasting activities, sharing a regular blasting schedule on our website and providing a recorded message for neighbors along with emails and onsite signs. Per Gaston County ordinances no blasting will be conducted until one hour after sunrise, within one hour of sunset, or on the following days: Sundays, Christmas Day, Good Friday, New Year’s Day, Memorial Day, Independence Day, Labor Day, Veteran’s Day, and Thanksgiving Day.  What will you do if the mine effects my well?   Elevra has conducted detailed groundwater modeling, which indicates that impacts to nearby wells are expected to be limited. Only 10 parcels beyond our property boundary may experience minor drawdown, And any noticeable effects would depend on the specific well conditions. If a nearby well is affected, we have proactive mitigation plans in place as part of our state mine permit, and as part of our commitment to the community. We will provide immediate and long-term solutions to ensure no resident is left without a safe and dependable water supply. This may include supplying bottled water or temporary water delivery right away, drilling a new or improved well, or connecting to municipal water supply.  How do you intend on being a good neighbor?   We believe being a good neighbor means being part of the community - not just operating in it. That includes supporting local schools, workforce training programs, and community organizations and creating opportunities for local residents and businesses to benefit from the project.   Elevra is committed to operating safely, protecting local resources, and maintaining open communication with residents throughout the life of the project. From an economic standpoint, this project will create well-paying jobs, both directly and through local contractors and suppliers. These jobs bring stable incomes that support local families and strengthen small businesses. The project will also contribute substantially in local tax revenue, that will, over time, provide resources for school funding, emergency services, infrastructure and other essential community needs.   ELEVRA LITHIUM  15  Questions from the Community    Providing Clarity and Transparency on Key Topics

 Air Permit

 Air Permitting Carolina Lithium  Understanding the Path from Conception to Operation  ELEVRA LITHIUM  17

    Strict environmental review ensures protection of public health and air quality.  Air permits must be approved by the North Carolina Department of Environmental Quality’s Division of Air Quality.  Best Available Control Technology analysis is required to confirm effective controls are in place.  Air quality impacts must meet state and federal standards.  Regulatory review occurs before construction and continues during operations.   No construction can begin until all permits are granted.  Permitting in North Carolina: Protecting Air Quality   Minimization of Air Impacts is a Collaborative Process  ELEVRA LITHIUM  18

 Permitting Progress + Next Steps   Creating the Right Permit takes Time – Focus on Doing it Right, Not Fast  ELEVRA LITHIUM  19

 Project map submitted with application  Layout utilized for all air permit calculations and reviews  ELEVRA LITHIUM  20

 Project Map  Project area and operations remain consistent with permitted plans   ELEVRA LITHIUM  21

 Carolina  Lithium   Permitting Landscape  Carolina Lithium will comply with the most stringent air permit regime  ELEVRA LITHIUM  22

 Our Process: Safely Producing Lithium in Three Steps  A fully integrated process designed for efficiency, safety, and responsible resource development   Step 1: Mining Operations   Step 2: Concentration Operations   Step 3: Conversion Operations   ELEVRA LITHIUM  23

 Safe & Responsible Mining Operations   Mining is carefully planned, regulated and conducted as first step in the integrated on-site process  ELEVRA LITHIUM  24  Controlled drilling  Safe material handling   Managed excavation   Engineered mine design

 Protecting Air Quality During Mining Operations   Multiple control measures are designed to minimize emissions and protect the community and environment   ELEVRA LITHIUM  25

 Safe & Responsible Concentration Operations  A controlled step in the fully integrated on-site process   ELEVRA LITHIUM  26  Enclosed material transport   Modern processing equipment  Controlled separation process  Engineered processing systems

 Protecting Air Quality During Concentration Operations  Multiple control measures are designed to minimize emissions and protect the community and environment   ELEVRA LITHIUM  27

 Safe & Responsible Conversion Operations   Final step in the fully integrated on-site process, using enclosed systems and strict environmental controls   ELEVRA LITHIUM  28  Enclosed material transfer   Controlled conversion process  Engineered processing systems

 Protecting Air Quality During Conversion Plant Operations   Multiple control measures are designed to minimize emissions and protect the community and environment   ELEVRA LITHIUM  29

Potential Emissions with controls within Permitted Area

All emissions are regulated, controlled and monitored under state environmental permits

Pollutant	Mine / Concentrate Plant	Chemical Plant	Site Total (tons per year)
PM	108.2	60.6	168.8
PM_{10}	39.0	59.0	98.0
$PM_{2.5}$	10.7	58.6	69.3
SO_2	33.6	3.0	36.6
NO_x	317.0	237.0	554.0
CO	1159.0	202.0	1361.0
VOC	2.9	14.0	16.9
GHG	56,611	273,291	330,582
Maximum Single HAP (HF)	9.83	.14	9.97
Total HAP	10.64	5.5	16.14

Note that all in-pit crushers and conveyor transfer points will be equipped and operated with water spray, but this control was not accounted for in the PTE calculation.

Overall Notes

- *All values in tons per year*
- *Reflects control equipment*
- *Includes operational limits on some equipment*

Mine/Concentrate Plant (SIC 1479)

- *Includes in-pit crushers and conveyors*
- *Includes dry product handling and processing operations*
- *Does not include fugitive emissions*

Chemical Plant (SIC 2819)

- *PSD category "Chemical process plant"*
- *Includes all processing equipment*
- *Includes fugitive emissions*

ELEVRA LITHIUM

30

Proposed Site Wide Pollutant Profile Compared to Current Profile  Project Impact to Air does not Exceed National Air Quality Limits - and is more than 50% below National Air Quality Limits  ELEVRA LITHIUM  31   Pollutant   (all values are in μg/m3)  Averaging  Period  As Is  Air Quality  Impact of Carolina Lithium  Combined  Impact  % of   Combined    Impact  National Air   Quality Limit  % of   National Limit   PM10  24-Hour  39  29.6  69  ~43%  150  ~20%   PM2.5  24-Hour  18  7.2  25  ~29%  35  ~21%  Annual  8  0.996  8.996  ~11%  9.0  ~11%   NO2  1-Hour  65.8  81  147  ~55%  188  ~43%  Annual  12.6  44.0  57  ~77%  100  ~44%   CO  1-Hour  1,629  274  1,903  ~14%  40,000  ~1%  8-Hour  1,260  146  1,460  ~10%  10,000  ~1%

 Our Commitment to Protecting the Community + Environment   Strict permitting, monitoring and controls ensure safe and responsible operations   ELEVRA LITHIUM  32

 ASX:ELV • NASDAQ:ELVR  Q&A Session    Air Permit

 Primary Community Contact:  Malissa Gordon  Phone: 704.491.9130  Email: malissa.gordon@elevra.com  Website: www.elevra.com  Open + Ongoing Communication   Questions? Let’s Talk.   Primary Permitting Contact:  Monique Parker   Phone: 704.813.2301  Email: monique.parker@elevra.com  Website: www.elevra.com  Cherryville Office Contact:  Emily Winter   116 E. Main Street Suite 100  Phone: 704.477.4710  Email: emily.winter@elevra.com  Website: www.elevra.com

 Appendix

 Water Lines and Sound Barriers  Municipal water capabilities and Valuing Quality of Life

 Important Information and Disclaimer  ELEVRA LITHIUM  37  Important Information and Disclaimer  Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice.  Presentation for the Purposes of Providing Information Only  This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company.  Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company.  The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.  Disclaimer  No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person.   To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person.  Forward Looking Statements  This presentation may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled. Sayona Mining Limited (Elevra Lithium) undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements).  The information in this presentation does not take into account the objectives, financial situation or particular needs of any person.  Nothing contained in this presentation constitutes investment, legal, tax or other advice.  The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

 Important Information and Disclaimer  ELEVRA LITHIUM  38  Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources  Standard for Assessing Mineral Reserves and Resources  As a public company listed in Australia and the United States, Sayona Mining is required to comply with the resource estimation standards of both the JORC Code and S-K 1300. Certain of Sayona’s disclosures instead comply with the JORC Code or Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  Each of these standards contain specific meanings for terms such as “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “proven mineral reserves”, and “probable mineral reserves” for various types of technical studies. Although the principles for reporting mineral resources and reserves, including subcategories of measured, indicated, and inferred resources, are broadly similar under each set of standards, we caution you that estimates prepared solely under the JORC Code are not fully comparable to similarly titled measures disclosed under S-K 1300 or the other reporting and disclosure requirements of the U.S. federal securities laws, rules and regulations.  Mineral Reserves and Resources of the Carolina Lithium Project  Mineral reserve and mineral resource information contained in this presentation for the Carolina Lithium Project was prepared by Piedmont in accordance with S-K 1300 and the JORC Code.  Mineral Reserves and Resources of the North American Lithium, Authier, and Moblan Projects  Mineral reserve and mineral resource information contained in this presentation for the North American Lithium, Authier, and Moblan Projects were prepared in accordance with the JORC Code and NI 43-101. Such information was not prepared in accordance with S-K 1300.